Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Corporate Office	TSX: SMT
NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260	BVL: SMT
Toronto, ON, Canada M5J 2S1	www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	2020 OPERATING AND FINANCIAL highlights	4

4.	COVID-19, OUTLOOK AND GUIDANCE 2021	8

5.	RESULTS OF OPERATIONS	12

6.	SUMMARIZED FINANCIAL RESULTS	18

7.	QUARTERLY FINANCIAL REVIEW	22

8.	LIQUIDITY AND CAPITAL RESOURCES	25

9.	safety, health and environment	26

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS	26

11.	OTHER RISKS AND UNCERTAINTIES	30

12.	NON-IFRS PERFORMANCE MEASURES	35

13.	related party transactions	40

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	41

15.	OFF BALANCE SHEET ARRANGEMENTS	43

16.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	43

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	44

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) consolidated financial statements for the year ended December 31, 2020 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of March 15, 2021 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early-stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar” or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early-stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	2020 OPERATING AND FINANCIAL highlights

	Three Months Ended		Twelve Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Operating
Ore Processed / Tonnes Milled	778,236	731,500	2,828,877	2,671,853
Silver Ounces Produced (000's)	922	871	3,465	3,375
Copper Pounds Produced (000's)	10,626	11,308	44,262	39,890
Lead Pounds Produced (000's)	7,630	9,924	32,972	35,454
Zinc Pounds Produced (000's)	21,612	25,590	81,868	81,083
Gold Ounces Produced	3,363	3,615	13,771	11,632
Copper Equivalent Pounds Produced (000's)[1]	29,267	32,510	118,214	111,678
Zinc Equivalent Pounds Produced (000's)[1]	79,521	81,919	321,638	267,658
Silver Equivalent Ounces Produced (000's)[1]	3,996	5,016	16,097	18,721

Cash Cost per Tonne Processed	$44.42	$53.91	$40.81	$50.37
Cost of sales per AgEqOz[2]	$9.76	$9.61	$8.67	$8.53
Cash Cost per AgEqOz[2]	$9.56	$9.94	$8.29	$8.33
AISC per AgEqOz[2]	$18.72	$16.18	$15.59	$13.82
Cost of sales per CuEqLb[2]	$1.33	$1.48	$1.18	$1.42
Cash Cost per CuEqLb[2]	$1.31	$1.54	$1.13	$1.39
AISC per CuEqLb[2]	$2.56	$2.50	$2.12	$2.30
Cost of sales per ZnEqLb[2]	$0.49	$0.59	$0.43	$0.59
Cash Cost per ZnEqLb[2]	$0.48	$0.61	$0.41	$0.58
AISC per ZnEqLb[2]	$0.94	$0.99	$0.78	$0.95

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.42	$0.46	$0.37	$0.46
AISC per ZnEqLb (Yauricocha)[2]	$0.91	$0.83	$0.78	$0.79
Cash Cost per CuEqLb (Yauricocha)[2]	$1.16	$1.17	$1.01	$1.12
AISC per CuEqLb (Yauricocha)[2]	$2.47	$2.11	$2.11	$1.91
Cash Cost per CuEqLb (Bolivar)[2]	$1.35	$2.06	$1.13	$1.73
AISC per CuEqLb (Bolivar)[2]	$2.34	$2.92	$1.88	$2.86
Cash Cost per AgEqOz (Cusi)[2]	$15.70	$42.12	$16.62	$21.38
AISC per AgEqOz (Cusi)[2]	$28.18	$56.64	$25.26	$30.89
Financial
Revenues	$76,218	$64,634	$246,888	$229,038
Adjusted EBITDA[2]	$31,127	$19,104	$96,982	$65,257
Operating cash flows before movements in working capital	$32,259	$19,951	$99,005	$66,359
Adjusted net income attributable to shareholders[2]	$8,638	$7,228	$29,569	$13,874
Net income (loss) attributable to shareholders	$7,603	$4,534	$23,419	$4,431
Cash and cash equivalents	$71,473	$42,980	$71,473	$42,980
Working capital	$70,885	$49,922	$70,885	$49,922
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q4 2020 Production Highlights

·	Copper production of 10.6 million pounds; a 6% decrease from Q4 2019

·	Silver production of 0.9 million ounces; a 6% increase from Q4 2019

·	Gold production of 3,363 ounces; a 7% decrease from Q4 2019

·	Zinc production of 21.6 million pounds; a 16% decrease from Q4 2019

·	Lead production of 7.6 million pounds; a 23% decrease from Q4 2019

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

2020 Consolidated Production Highlights

·	Copper production of 44.3 million pounds; an 11% increase from 2019

·	Silver production of 3.5 million ounces; a 3% increase from 2019

·	Gold production of 13,771 ounces; an 18% increase from 2019

·	Zinc production of 81.9 million pounds; a 1% increase from 2019

·	Lead production of 33.0 million pounds; a 7% decrease from 2019

·	Total of 2.8 million ore tonnes processed; a 6% increase from 2019

·	Consolidated copper equivalent production of 118.2 million pounds

2020 Operational Highlights and Growth Initiatives

The Company achieved annual throughput that was 6% higher than the 2019 annual throughput despite the various COVID-19 related operational challenges including government-mandated shutdowns in the second quarter of the year. Annual 2020 consolidated production of silver, copper, zinc, and gold increased 3%, 11%, 1%, and 18% respectively, while lead production decreased by 7% compared to 2019.

Despite the continued COVID-19 related operational challenges Q4 2020, consolidated quarterly ore throughput of 778,236 tonnes increased by 6% over Q4 2019, as higher throughput from the Mexican operations was partially offset by a 3% decline in Q4 2020 throughput from the Yauricocha mine.

Copper equivalent production at Yauricocha declined 20% during Q4 2020 due to a 3% decrease in quarterly throughput combined with lower head grades and recoveries. At Bolivar, 10% higher ore throughput and higher recoveries were partially offset by lower head grades resulting in Q4 2020 copper equivalent pounds production that was in line with Q4 2019. Q4 2020 silver equivalent production at the Cusi mine was 83% higher than Q4 2019 due to 35% higher throughput realized, in addition to higher silver and gold head grades and 65% higher gold recoveries as compared to Q4 2019.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

2020 Consolidated Financial Highlights

·	Revenue from metals payable of $246.9 million in 2020 increased by 8% from $229.0 million in 2019. Higher revenue was largely a result of higher quantity of copper sales from the Bolivar mine attributable to increased throughput and higher average realized prices for copper, gold and silver as compared to 2019;

·	Yauricocha’s cost of sales per copper equivalent payable pound was $1.07 (2019 - $1.17), cash cost per copper equivalent payable pound was $1.01 (2019 - $1.12), and AISC per zinc equivalent payable pound of $2.11 (2019 - $1.91);

·	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.39 (2019 - $0.48), cash cost per zinc equivalent payable pound was $0.37 (2019 - $0.46), and AISC per zinc equivalent payable pound of $0.78 (2019 - $0.79);

·	Bolivar’s cost of sales per copper equivalent payable pound was $1.14 (2019 - $2.03), cash cost per copper equivalent payable pound was $1.13 (2019 - $1.73), and AISC per copper equivalent payable pound was $1.88 (2019 - $2.86);

·	Cusi’s cost of sales per silver equivalent payable ounce was $17.92 (2019 - $13.35), cash cost per silver equivalent payable ounce was $16.62 (2019 - $21.38), and AISC per silver equivalent payable ounce was $25.26 (2019 - $30.89);

·	Adjusted EBITDA(1) of $97.0 million for 2020, which is a 49% increase from the adjusted EBITDA of $65.3 million for 2019;

·	Net income attributable to shareholders for 2020 was $23.4 million (2019: $4.4 million) or $0.14 per share (basic and diluted) (2019: $0.03);

·	Adjusted net income attributable to shareholders (1) of $29.6 million, or $0.18 per share, for 2020 was higher than the adjusted net income of $13.9 million, or $0.09 per share for 2019;

·	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $8.5 million for 2020 (2019: $10.3 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Sociedad Minera Corona S.A. de C.V. (“Corona”) of $371.0 million amortized over the total proven and probable reserves of the mine;

·	Cash flow generated from operations before movements in working capital of $99.0 million for 2020 increased compared to $66.4 million in 2019. The increase in operating cash flow is mainly the result of higher revenues generated and lower operating costs per tonne as indicated earlier; and

·	Cash and cash equivalents of $71.5 million and working capital of $70.9 million as at December 31, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents increased during 2020 due to $67.0 million of operating cash flows after taxes and changes in working capital, offset by $34.2 million of cash used in investing activities and interest payment of $4.1 million on the senior secured credit facility.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Project Development

·	On October 20, 2020, the Company reported positive results of a Preliminary Economic Assessment (“PEA”) for doubling its output at the Bolivar Mine to 10,000 tonnes per day (“tpd”). The PEA results indicated an incremental benefit of after-tax NPV (@8%) of $57.4 million and IRR of 27.9% A National Instrument 43-101 (“NI 43-101”) technical report was filed on SEDAR and with the U.S. Securities and Exchange Commission on November 5, 2020;

·	On November 18, 2020, the Company announced an update on the Cusi Mineral Resource Estimate which included an 18% increase in the Measured and Indicated Resources and a 200% increase in the Inferred Resources. This update was followed up by a NI 43-101 technical report on December 22, 2020;

·	On December 8, 2020, the Company filed a NI 43-101 PEA technical report for the Yauricocha Mine with favourable economics including an incremental after-tax NPV (@8%) of $28.4 million and an IRR of 35.7% to increase the production to 5,500 tpd from 3,780 tpd. The technical report also contained an increase in the Mineral Resource estimate for the Yauricocha Mine. The update included a 26% increase in the Measured and Indicated Mineral Resources and a 79% increase in the Inferred Resource estimate; and

·	On December 10, 2020, the Company reported the results of a PEA for doubling its output at the Cusi Mine to 2,400 tpd, which indicated an after-tax incremental NPV (@8%) of $28.1 million and IRR of 46.8%. A 43-101 technical report for this PEA was filed January 6, 2021.

Exploration Highlights

Peru:

·	Exploration activities at the Yauricocha mine were suspended between March 16, 2020 to October 31, 2020 due to restrictions related to COVID-19; and

·	Of the planned 25,000 meters of drilling planned for the year, only 10,120 meters could be completed, which included 5,088 meters of underground drilling and 5,032 meters of brownfield surface exploration.

Mexico:

Bolivar

·	The Infill Drilling program was carried in the El Gallo and Bolivar West. 6,971 meters of drilling was completed, including 6,413 meters at Bolivar West and 558 meters at El Gallo; and

·	Brownfield exploration drilling program was completed for 19,372 meters, which included mainly 11,184 meters at Bolivar West and 7,222 meters at La Montura (El Salto) zone, with the remaining meters drilled in the copper porphyry.

Cusi

·	The Infill Drilling program was carried in the NorthEast System, with the objective to define the continuity and the grades of this system. 9,752 meters of drilling was completed, including 1,884 meters of definition drilling into this system with the termite rig; and

·	Brownfield exploration drilling program started at Promontorio vein and La Gloria Vein and 3,975 meters of drilling was completed during the year.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Corporate Development Highlights

Management Changes

On May 19, 2020 the Company announced the appointment of Luis Marchese as Chief Executive Officer, effective June 1, 2020.

On August 1, 2020, Gabriel Pinto Gregori started with the Company as Vice President, Sustainability and Corporate Affairs.

Jill Neff resigned as Corporate Secretary of the Company effective January 15, 2021 and Ed Guimaraes, CFO, assumed the responsibilities of interim Corporate Secretary effective January 16, 2021.

4.	COVID-19, OUTLOOK AND GUIDANCE 2021

2020 was a challenging year due to the global spread of the COVID-19 pandemic. The Company started Q1 2020 on a strong note, as both the Mexican mines achieved a quarter over quarter increase in throughput. The Yauricocha mine started feeling the impact of the pandemic in March 2020, as the Peruvian government imposed a state of emergency on March 17, 2020 to control the advancement of the pandemic. On March 31, 2020, the Mexican government also announced a suspension of all non-essential activities in Mexico for 30 days.

Production in Q2 2020 was affected due to the government-mandated shutdowns in both jurisdictions. The Yauricocha and the Bolivar mines operated at reduced capacities during April and May, impacted by these shutdowns. The Company began ramping up its activities in Bolivar on June 1, 2020, as mining was deemed an essential service effective that date. Similarly, in Peru, restrictions were relaxed for mining and related activities effective June 5, 2020 allowing the Company to recall required furloughed employees and contractors with the aim to ramp up operations back to full capacity. The Cusi Mine remained under care and maintenance throughout the second quarter, due to its proximity to urban communities.

Operations resumed at Cusi on July 28, 2020. All three mines of the Company delivered strong operating performance during Q3 2020. The Company continued its proactive and reactive mitigation measures to minimize any potential impacts COVID-19 on its employees, communities, operations, supply chain, and finances. These measures included, but were not limited to, quarantine, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing. All employees reporting for duty continued to go through a testing and screening process, which included a quarantine period before joining the active workforce.

These measures continued in Q4 2020 and have impacted the performance of the Company operationally and financially. Operational impacts include mainly low availability of manpower leading to delays in mine development and consequent impact on metal production. Financial impacts include not only additional costs of COVID-19 tests, sanitization supplies and screening processes, but also the impact of operational delays on revenues.

Global economic conditions improved during Q3 and Q4 2020 and metal prices demonstrated a sharp recovery. Although rollout of some vaccines was announced in Q4 2020, some uncertainty still exists due to the delays connected to the vaccine rollouts and questions around global distribution of these vaccines. The increase in the number of COVID-19 infections around the world, including the new variants of the virus, also adds to the uncertainty.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the metal market prices. In 2020, silver, gold and copper prices averaged 27%, 27% and 3% over their respective 2019 averages, while lead and zinc prices averaged 9% and 10% below their 2019 averages. Base metal prices were impacted by the global shutdown resulting from the measures taken by the governments to control the spread of the COVID-19 pandemic.

LME Average Prices	Three months ended Dec 31,		Year ended Dec 31
(In US dollars)	2020	2019	2020	2019

Silver (oz)	$24.39	$17.31	$20.51	$16.20
Copper (lb)	$3.25	$2.67	$2.80	$2.72
Lead (lb)	$0.86	$0.92	$0.83	$0.91
Zinc (lb)	$1.19	$1.06	$1.03	$1.15
Gold (oz)	$1,875	$1,482	$1,770	$1,392

Copper prices started the year around $2.75 per pound, but the containment measures and the lockdowns to prevent the spread of the coronavirus began to impact demand. March and April months saw significant decline in the prices, as copper slid below the $2.30 level. Prices started to tick up in May driven by demand growth especially from China, while the supply remained affected by the lingering disruptions. Copper prices continued their recovery throughout the year, ending the year at $3.52 per pound. Annual 2020 average copper prices were $2.80 per pound.

Silver prices were resilient in 2020 despite the challenges posed by the COVID-19 pandemic. While silver, like most commodities, struggled during the first quarter of the year, prices bounced back sharply due to silver’s safe-haven appeal combined with increasing industrial demand in the second half of the year. Silver dropped to a low of $11.94 per ounce in March and sharply recovered to achieve around $29 per ounce mark in August. For the year, silver prices have averaged at $20.51 per ounce.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Gold continued its upward momentum from 2019 into 2020. Safe haven demand for gold continued to support gold prices, as fears of a global economic downturn grew due the COVID-19 pandemic and related lockdowns. Although these global restrictions were eased in the second half of the year, the economic measures taken by the US Federal Reserve and other Central Banks around the world supported gold prices. Gold breached the $2,000 per ounce mark in August but pulled back and remained between $1,800 and $1,900 per ounce for the remainder of the year. Gold prices averaged $1,770 per ounce for the year compared to the average price of $1,392 per ounce in 2019.

Zinc prices fell almost 20% over the first three months of 2020 but edged higher over the remainder of the year fueled by industrial demand, as the global lockdowns were eased in the second quarter. Zinc prices ended 2020 at $1.26 per pound as compare to $1.07 at the beginning of the year, averaging $1.03 for the year.

Lead prices started 2020 at $0.86 per pound and continued to increase in January on the back of a possible trade deal between US and China. However, in March 2020, these prices, like all other base metal prices, were hit hard by the COVID-19 pandemic and its global impacts. With the re-opening of the economies, demand for lead picked up largely due to the increase in demand for industrial batteries and for backup power at hospitals, data centers, telecommunication companies and other critical infrastructure. Lead prices averaged $0.83 during 2020.

2021 outlook for metal prices

Base metal prices recovered faster than anticipated in the second half of 2020. Most analysts and investors believe this is a sustained recovery. Global demand for metals is expected to continue through 2021 as extensive stimulus efforts begin to take effect. Some uncertainty still exists around the timing of the on-going roll out of the vaccines and also due to new mutated coronavirus. This can weigh on the metal prices in the short term.

With tepid economic data and continued uncertainty, fiscal stimulus remains at the forefront to kick-start economic activity in the western world. Both federally and monetarily, accommodative policy looks here to stay until economic activity begins to show some consistency. Central banks across the globe have left rates at all-time lows and continue to inject capital into financial markets. These factors continue to support gold and silver prices.

2021 Guidance

In 2020, the Company continued to operate all its mines and generate free cash flows, despite the COVID-19 related operational challenges. As the Company ramps up its production rates in 2021, it is projecting a growth in its EBITDA driven by improved prices, higher production and reduction in costs. This EBITDA growth and consequent cash flow generation would allow the Company to meet its financial commitments and its planned capital expenditures plans, which support improvement, strong further growth and value creation for all three mines.

Production Guidance

The Company anticipates that 2021 copper equivalent production will range between 130.0 to 141.0 million pounds; or silver equivalent production will range between 16.1 to 17.5 million ounces. The increase in 2021 guidance for copper pounds and silver ounces compared to the actual 2020 production is due to a 20% throughput and recovery increases planned at Yauricocha as well as increased daily throughput rates at Bolivar and Cusi.

A table summarizing 2021 production guidance has been provided below:

	2021 Guidance		2020
	Low	High	Actual

Silver (000 oz)	4,298	4,628	3,465
Copper (000 lbs)	44,090	48,380	44,262
Lead (000 lbs)	31,871	34,322	32,972
Zinc (000 lbs)	101,409	109,240	81,868
Gold (oz)	10,691	11,720	13,771
Copper equivalent pounds (000's)	129,988	141,018	118,214
Silver equivalent ounces (000's)	16,126	17,494	16,097

(1) 2021 metal equivalent guidance was calculated using the following prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb, $1,936/oz Au. 2020 metal equivalent guidance was calculated using the following prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb and $1,771/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

2021 Cost Guidance

A mine by mine breakdown of 2021 production guidance, cash costs and all-in sustaining costs (“AISC”) are included in the table below. All costs are in USD. Cash costs and AISC guidance is shown per copper equivalent payable pound at Yauricocha and Bolivar, and silver equivalent payable ounce at Cusi.

		Equivalent Production	Cash costs range	AISC(2) range
Mine		Range (1)	per CuEqLb or AgEqOz	per CuEqLb or AgEqOz
Yauricocha	Copper Eq Lbs ('000)	79,300 - 85,600	$0.96 - $1.03	$1.89 - $1.98
Bolivar	Copper Eq Lbs ('000)	37,500 - 41,500	$1.00 - $1.07	$1.92 - $2.05
Cusi	Silver Eq Oz ('000)	1,650 - 1,725	$13.37 - $14.08	$21.43 - $22.46

(1) 2021 metal equivalent guidance was calculated using the following prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb and $1,936/oz Au.

(2) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure

The 2021 cost guidance includes expenditure related to the COVID-19 testing and other measures to control the spread of the pandemic such as quarantine accommodations for employees and contractors, and sanitization and cleaning supplies.

2021 EBITDA Guidance

Consolidated EBITDA Guidance including corporate expenses, at consensus prices(1), is expected to be between $155.0 million and $170.0 million, which is broken down as follows:

	EBITDA Range ($'000)
Mine	Low	High
Yauricocha	93,400	100,200
Bolivar	47,200	54,500
Cusi	19,100	20,000
Corporate	(4,700)	(4,700)
Total	155,000	170,000

(1) Analyst consensus prices at the end of 2020 were: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb, $1,936/oz Au.

2021 Capital Expenditures

In 2021, the Company plans to invest a total of up to $78.0 million on capital expenditures of which approximately $10.0 million has been carried over from the 2020 Capex Budget for carry forward projects. The $78.0 million capital expenditure budget includes $37.0 million for sustaining capital requirements and $41.0 million for expansion, growth projects and exploration expenses. These capital expenditures will allow Sierra Metals to continue to significantly grow our mineral reserves and resources, complete the development work required in operations to increase production in the future. These capital expenditure projects are expected to result in increased cash flows, and lower cash costs. We expect these capital expenditure programs will be funded through the generation of operating cash flows.

Management continues to review metal prices, and value enhancing opportunities, and retains the option to adjust the 2021 capital expenditure plan should metal prices experience any dramatic changes within the year.

A breakdown by mine of the throughput and planned capital investments is shown in the following table:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

	Amounts in $M
	Sustaining	Growth	Total
Yauricocha	18	21	39
Bolivar	13	9	22
Cusi	6	8	14
Greenfield Exploration	-	3	3
Total Capital Expenditure	37	41	78

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at December 31, 2020 the US dollar/Peruvian Nuevo Sol exchange rate was 3.62 (December 31, 2019: 3.32) and the US dollar/Mexican Peso exchange rate was 19.94 (December 31, 2019: 18.87). A 10% appreciation in the value of the Nuevo Sol and Peso against the US dollar would have resulted in a change of $4.8 million and $3.7 million in the Company’s net profit, respectively, assuming that our operational performance during 2020 was consistent with 2019.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2020				2019
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore Processed/tonnes milled
Yauricocha	311,946	318,155	202,534	285,225	321,701	307,239	254,165	233,814
Bolivar	383,607	410,468	308,951	377,562	348,434	331,818	326,208	263,238
Cusi	82,683	69,835	-	77,911	61,365	70,404	82,117	71,349
Consolidated	778,236	798,458	511,485	740,698	731,500	709,461	662,490	568,401
Cash cost per tonne processed
Yauricocha	$62.44	$50.09	$44.27	$70.20	$75.58	$67.86	$66.01	$73.63
Bolivar	$26.66	$21.50	$23.38	$25.82	$28.67	$29.37	$28.61	$31.47
Cusi	$58.81	$57.31	$-	$62.11	$83.64	$66.06	$54.04	$54.99
Consolidated	$44.42	$36.02	$34.26	$46.73	$53.91	$49.68	$46.11	$51.77
Silver ounces produced (000's)
Yauricocha	430	520	358	495	496	532	401	369
Bolivar	149	199	214	210	185	173	152	130
Cusi	343	304	-	243	190	271	283	192
Consolidated	922	1,023	572	948	871	976	836	691
Copper pounds produced (000's)
Yauricocha	4,759	5,419	4,164	5,384	5,648	6,012	4,536	3,863
Bolivar	5,867	6,734	5,544	6,391	5,660	5,115	5,187	3,869
Cusi	-	-	-	-	-	-	-	-
Consolidated	10,626	12,153	9,708	11,775	11,308	11,127	9,723	7,732
Lead pounds produced (000's)
Yauricocha	7,040	9,550	6,406	8,608	9,691	10,340	7,911	6,605
Bolivar	-	-	-	-	-	-	-	-
Cusi	590	305	-	471	233	168	154	349
Consolidated	7,630	9,855	6,406	9,079	9,924	10,508	8,065	6,954
Zinc pounds produced (000's)
Yauricocha	21,612	24,869	13,741	21,646	25,590	22,480	16,593	16,421
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	-	-	-	-	-	-	-
Consolidated	21,612	24,869	13,741	21,646	25,590	22,480	16,593	16,421
Gold ounces produced
Yauricocha	1,112	1,076	850	1,254	1,322	1,282	809	753
Bolivar	2,017	2,740	1,912	2,191	2,216	2,073	1,586	1,100
Cusi	234	173	-	212	77	135	146	133
Consolidated	3,363	3,989	2,762	3,657	3,615	3,490	2,541	1,986

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated

	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2019	% Var	December 31, 2020	December 31, 2019	% Var
Consolidated Production
Tonnes processed	778,236	731,500	6%	2,828,877	2,671,853	6%
Daily throughput	8,894	8,360	6%	8,083	7,634	6%

Silver ounces (000's)	922	871	6%	3,465	3,375	3%
Copper pounds (000's)	10,626	11,308	-6%	44,262	39,890	11%
Lead pounds (000's)	7,630	9,924	-23%	32,972	35,454	-7%
Zinc pounds (000's)	21,612	25,590	-16%	81,868	81,083	1%
Gold ounces	3,363	3,615	-7%	13,771	11,632	18%
Silver equivalent ounces (000's) (1)	3,996	5,016	-20%	16,097	18,721	-14%
Copper equivalent pounds (000's) (1)	29,267	32,510	-10%	118,214	111,678	6%
Zinc equivalent pounds (000's) (1)	79,521	81,919	-3%	321,638	267,658	20%
Metals payable in concentrates
Silver ounces (000's)	790	609	30%	2,973	2,742	8%
Copper pounds (000's)	10,170	9,094	12%	40,517	35,098	15%
Lead pounds (000's)	6,329	8,569	-26%	29,709	32,713	-9%
Zinc pounds (000's)	18,253	19,986	-9%	69,365	67,004	4%
Gold ounces	3,389	2,506	35%	12,963	8,795	47%
Silver equivalent ounces (000's) (1)	3,587	3,910	-8%	14,265	15,841	-10%
Copper equivalent pounds (000's) (1)	26,254	25,320	4%	104,901	95,088	10%
Zinc equivalent pounds (000's) (1)	71,445	63,655	12%	285,169	229,429	24%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos Province

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,000 tpd, which the Company expects to increase to 3,600 tpd during 2021 upon receipt of permits. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Drilling in and near the mine is focused on turning mineral resources into proven and probable reserves and is driven through a combination of Company and third-party drills. The 2020 exploration program of more than 25,000 meters was suspended between March 16, 2020 to October 31, 2020 due to the COVID-19 pandemic. Even after resumption, there were various COVID related disruptions. As a result, only 10,120 meters of drilling could be executed during the year.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months and year ended December 31, 2020 has been provided below:

	Quarter Ended			Year Ended
Yauricocha Production	December 31, 2020	December 31, 2019	% Var.	December 31, 2020	December 31, 2019	% Var.
Tonnes processed	311,946	321,701	-3%	1,117,860	1,116,919	0%
Daily throughput(1)	3,565	3,677	-3%	3,194	3,191	0%

Silver grade (g/t)	53.74	60.14	-11%	61.55	63.24	-3%
Copper grade	0.95%	1.05%	-10%	1.08%	1.06%	2%
Lead grade	1.15%	1.55%	-26%	1.45%	1.57%	-8%
Zinc grade	3.59%	4.05%	-11%	3.77%	3.72%	1%
Gold Grade (g/t)	0.57	0.60	-5%	0.61	0.59	3%

Silver recovery	79.80%	79.75%	0%	81.53%	79.20%	3%
Copper recovery	72.69%	75.49%	-4%	74.20%	77.05%	-4%
Lead recovery	88.82%	88.39%	0%	88.63%	89.33%	-1%
Zinc recovery	87.62%	89.11%	-2%	88.13%	88.52%	0%
Gold Recovery	19.34%	21.22%	-9%	19.72%	19.74%	0%

Silver production (000 oz)	430	496	-13%	1,803	1,799	0%
Copper production (000 lb)	4,759	5,648	-16%	19,726	20,059	-2%
Lead production (000 lb)	7,040	9,691	-27%	31,605	34,548	-9%
Zinc production (000 lb)	21,612	25,590	-16%	81,868	81,083	1%
Gold Production (oz)	1,112	1,322	-16%	4,292	4,165	3%

Copper equivalent pounds (000's)(2)	18,373	23,058	-20%	75,079	78,242	-4%
Zinc equivalent pounds (000's)(2)	49,922	58,102	-14%	204,274	187,672	9%

(1) Daily throughput calculated using 350 operating days for the year.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

The Yauricocha mine production decreased by 3% during Q4 2020 as compared to Q4 2019, as a result of operational downtimes and production disruptions during the quarter. Copper and zinc equivalent metal production in Q4 2020 decreased by 20% and 14% respectively due to lower throughput and lower head grades, as availability of manpower continued to impact mine development, leading to lower ore contribution from the high-grade cuerpos chicos zones.

Annual throughput of 1,117,860 tonnes was in line with the 2019 annual production, despite the impact of COVID-19 related shutdowns faced in Q2 2020 and other COVID-19 related challenges throughout the year. Year over year copper equivalent production decreased 4% in 2020 compared to the prior year, while zinc equivalent production was 9% higher than the same period in 2019. During 2020, the annual production of zinc and gold increased 1% and 3% respectively, while copper and lead annual production decreased by 2% and 9%. Silver production for 2020 was in line with the 2019 annual silver production.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217-hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. The expansion of the plant, which included installation of a refurbished mill, an electrical substation with 1250 KVA of capacity, a secondary crusher and a hydrocyclone cluster was completed in the first quarter of 2019. This helped grind size optionality and consequent improved copper recoveries at the plant. Mill throughput for 2020 averaged 4,230 tpd as a result of these improvements, despite the various challenges posed by the COVID-19 pandemic.

Mine development at Bolivar during 2020 totaled 7,288 meters, which included 2,881 meters of development to prepare stopes for mine production and 4,407 meters related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the El Gallo Inferior and Bolivar West zones.

During the year, 6,971 meters of infill drilling program was carried out at Bolivar in the El Gallo and Bolivar West zones. Additionally, 19,372 meters of brownfield exploration was completed at the Bolivar West and La Montura zones.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three months and year ended December 31, 2020 has been provided below:

Bolivar Production	December 31, 2020	December 31, 2019	% Var.	December 31, 2020	December 31, 2019	% Var.
Tonnes processed (t)	383,607	348,434	10%	1,480,588	1,269,698	17%
Daily throughput (1)	4,384	3,982	10%	4,230	3,628	17%

Copper grade	0.79%	0.87%	-9%	0.87%	0.85%	2%
Silver grade (g/t)	14.50	20.98	-31%	19.61	19.81	-1%
Gold grade (g/t)	0.25	0.32	-22%	0.29	0.27	7%

Copper recovery	88.21%	84.76%	4%	86.76%	83.02%	5%
Silver recovery	83.44%	78.69%	6%	82.73%	79.18%	4%
Gold recovery	64.41%	62.28%	3%	64.07%	63.54%	1%

Copper production (000 lb)	5,867	5,660	4%	24,536	19,830	24%
Silver production (000 oz)	149	185	-19%	772	640	21%
Gold production (oz)	2,017	2,216	-9%	8,860	6,975	27%

Copper equivalent pounds (000's)(2)	8,091	8,099	0%	35,804	27,236	31%

(1) Daily throughput calculated using 350 operating days for the year.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Q4 2020 throughput of 383,607 tonnes was 10% higher than Q4 2019 production, despite the lack of manpower resulting from positive cases of the COVID-19 virus at site identified during our health safety screens. Operational challenges, emanating from the COVID-19 pandemic, and technical difficulties at the mine, resulted in grades being negatively impacted during Q4 2020, as compared to the same quarter of the prior year.

The Bolivar mine achieved annual throughput of 1,480,588 tonnes, or a 17% increase over the 2019 annual throughput largely attributable to the plant expansion at the end of 2019. Copper equivalent production for Q4 2020 was in line with the same quarter of the prior year, but 31% higher for the full year 2020 as compared to full year 2019. Annual copper, silver and gold production were 24%, 21% and 27% higher respectively as compared to 2019 production.

Cusi Mine, Chihuahua State

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

Mine development totaled 4,590 meters, mainly related to stope preparation in various zones within the mine.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three months and year ended December 31, 2020 has been provided below:

	Quarter Ended			Year Ended
Cusi Production	December 31, 2020	December 31, 2019	% Var.	December 31, 2020	December 31, 2019	% Var.
Tonnes processed (t)	82,683	61,365	35%	230,429	285,236	-19%
Daily throughput(1)	945	701	35%	658	815	-19%

Silver grade (g/t)	160.62	120.51	33%	149.62	129.05	16%
Gold grade (g/t)	0.19	0.14	36%	0.18	0.15	20%
Lead grade	0.28%	0.23%	22%	0.29%	0.19%	53%

Silver recovery (flotation)	80.37%	79.82%	1%	80.32%	79.10%	2%
Gold recovery (lixiviation)	46.73%	28.36%	65%	45.75%	36.14%	27%
Lead recovery	82.79%	74.00%	12%	82.40%	75.40%	9%

Silver production (000 oz)	343	190	81%	890	936	-5%
Gold production (oz)	234	77	204%	619	492	26%
Lead production (000 lb)	590	233	153%	1,367	906	51%

Silver equivalent ounces (000's)(2)	383	209	83%	998	1,029	-3%

(1) Daily throughput calculated using 350 operating days for the year. Considering the care and maintenance period, Cusi operated for 240 days during the year, resulting in actual daily throughput of 960 tonnes per day.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Mill throughput during Q4 2020 at the Cusi mine was 82,683 tonnes or 35% higher than the Q4 2019 throughput. Higher silver and gold head grades during Q4 2020 resulted from mining the recently discovered high-grade Northeast Southwest vein system.

Annual throughput at the Cusi Mine was 230,429 tonnes in 2020, which was 19% lower than 2019, as the mine remained in care and maintenance throughout Q2 2020 and part of Q3 2020. Despite the 83% increase in silver equivalent production during Q4 2020, annual silver equivalent production remained 3% below the 2019 annual production, due to the afore-mentioned care and maintenance period. Compared to 2019, silver production decreased 5% to 0.9 million ounces, gold production increased 26% to 619 ounces and lead production increased 51% to 1.4 million pounds. Q4 2020 production for silver, gold and lead was 81%, 204% and 153% higher respectively than the Q4 2019 production.

CONSOLIDATED MINERAL RESERVES AND RESOURCES

The Company announced PEA results for all three mines during the year and filed the corresponding on the dates indicated below:

Yauricocha mine – December 8, 2020;

Bolivar mine – December 5, 2020; and

Cusi mine – January 5, 2021.

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Reserves will be reported as part of an NI 43-101 Mineral Reserve Report. The Mineral Resources have been adjusted for the mining depletion as of the effective date of the technical reports to December 31, 2020.

Sierra Metals Consolidated Mineral Resource Estimate as of December 31, 2020

Total Measured & Indicated	39,148	48.4	0.32	0.83	0.30	0.92	60.8	399.9	715.6	255.8	793.0
Total Inferred	37,151	35.6	0.28	0.87	0.15	0.39	42.6	333.6	711.7	125.4	317.4

Yauricocha Mine Mineral Resource Estimate as of December 31, 2020 –  (1) (2) (3) (4) (5) (6) (7) (8) (9)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	4,598	55.7	0.59	1.14	0.79	2.50	8.2	87.2	115.6	80.1	253.4
Indicated	10,714	37.8	0.50	1.21	0.50	2.00	13.0	172.3	285.8	118.1	472.4
Measured & Indicated	15,312	43.2	0.53	1.19	0.59	2.15	21.2	259.5	401.4	198.2	725.8
Inferred	11,633	27.5	0.45	1.40	0.31	0.95	10.3	167.4	357.9	79.3	242.5

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3) The consolidated Yauricocha Mineral Resource estimate is comprised of Measured, Indicated and Inferred Resources in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off Values (COVs) based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz), Copper (US$3.05/lb), Lead (US$0.91/lb), and Zinc (US$1.06/lb).

(6) Lead Oxide Mineral Resources are reported at COVs based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz) and Lead (US$0.91/lb).

(8) The mining costs are based on 2020 actual costs and are variable by mining method.

(9) The unit value COVs are variable by mining area and proposed mining method. The marginal COV ranges from US$25 to US$36.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Bolivar Mine Mineral Resource Estimate as of December 31, 2020 (1) (2)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Indicated	18,590	14.9	0.20	0.77	-	-	8.9	120.8	314.2	-	-
Inferred	20,625	14.0	0.21	0.78	-	-	9.3	138.5	353.8	-	-
Measured & Indicated	39,215	14.4	0.21	0.77	-	-	18.2	259.3	668.0	-	-

(1) Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(2) Mineral resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

Cusi Mine Mineral Resource Estimate as of December 31, 2020 – (1) (2) (3) (4) (5) (6)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	795	216.5	0.05	-	0.26	0.30	5.5	1.4	-	4.6	5.3
Indicated	4,451	176.2	0.13	-	0.54	0.63	25.2	18.2	-	53.0	61.9
Measured & Indicated	5,246	182.0	0.12	-	0.50	0.58	30.7	19.6	-	57.6	67.2
Inferred	4,893	146.0	0.18	-	0.43	0.69	23.0	27.7	-	46.1	74.9

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3) Mineral resources are reported at a single cut-off grade of 95 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, personnel costs (US$10.56/t), mine operation, transport and maintenance costs (US$24.86/t), processing operation and maintenance (US$11.86/t), and general and administrative and other costs (US$3.20/t).

(4) Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 20.0, Lead (US$/lb. 0.91), Zinc (US$/lb. 1.07) and Gold (US$/oz 1,541.00). CIBC, Consensus Forecast, September 30, 2020

(5) The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource estimation for the Cusi Mine.

(6) Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 87% Ag, 57% Au, 86% Pb, 51% Zn.

6.	SUMMARIZED FINANCIAL RESULTS

Year ended December 31, 2020 (compared to the year ended December 31, 2019)

	Year ended	Year ended
(In thousands of United States dollars, except cash costs)	Dec 31, 2020	Dec 31, 2019	Dec 31, 2018

Revenue	$246,888	$229,038	$232,371
Adjusted EBITDA [1]	96,982	65,257	89,756
Cash flow from operations before movements in working capital	99,005	66,359	90,148
Adjusted net income attributable to shareholders	29,569	13,874	29,009
Non-cash charge on the acquisition of Corona	8,503	10,344	10,534
Gross profit	81,585	57,762	85,782
Income tax expense	(22,586)	(12,528)	(26,340)
Net income (loss) attributable to shareholders	23,419	4,431	18,814

(In thousands of United States dollars)	Dec 31, 2020	Dec 31, 2019	Dec 31, 2018
Cash and cash equivalents	$71,473	$42,980	$21,832
Assets	439,592	411,447	356,441
Liabilities	199,384	199,428	152,836
Net Debt [2]	27,910	56,834	34,421
Equity	240,208	212,019	203,605

1 This is a non-IFRS performance measure, see Non-IFRS Performance Measures section

2 Loans payable minus cash and cash equivalents.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Net income attributable to shareholders for 2020 was $23.4 million (2019: $4.4 million) or $0.14 per share (basic and diluted) (2019: $0.03). The other major differences between these periods are explained below.

Revenues

Revenue from metals payable of $146.9 million at the Yauricocha Mine in Peru decreased by 6% compared to $156.0 million of revenues in 2019 primarily due to the increase of treatment and refining costs. Annual sales quantities for zinc and gold increased by 4% and 9%, while silver and lead sales quantities decreased by 1% and 9% respectively. Sales of copper pounds were in-line with full year 2019 sales. Average realized sale prices increased for silver (26%), gold (26%) and copper (3%), while average realized prices for zinc and lead decreased by 10% and 9% respectively as compared to 2019.

Revenue from metals payable in Mexico increased to $100.0 million for 2020 from $73.1 million in 2019, driven mainly by the increase in metal sales at Bolivar mine combined with the impact of higher realized sale metal prices compared to 2019.

The following table shows the Company’s realized selling prices for the year ended December 31, 2020 and December 31, 2019:

Realized Metal Prices	Year Ended December 31,
(In US dollars)	2020	2019
Silver (oz)	$20.59	$16.29
Copper (lb)	$2.80	$2.73
Lead (lb)	$0.83	$0.91
Zinc (lb)	$1.03	$1.14
Gold (oz)	$1,771	$1,404

Yauricocha’s cost of sales per copper equivalent payable pound was $1.07 (2019 - $1.17), cash cost per copper equivalent payable pound was $1.01 (2019 - $1.12), and AISC per zinc equivalent payable pound of $2.11 (2019 - $1.91). Lower cash costs resulted from decrease in cost per tonne attributable to lower labor and contractor costs due to operational challenges related to COVID-19. Cash costs for the year were 12% lower despite the $4.8 million of charges related to the COVID-19, such as cost of cleaning supplies, medical tests and costs related to quarantine employees and contractors. The increase in the AISC per copper equivalent payable pound for 2020 compared to 2019 was a result of higher treatment and refining costs. Other sustaining costs were in-line with these costs incurred in 2019.

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.39 (2019 - $0.48), cash cost per zinc equivalent payable pound was $0.37 (2019 - $0.46), and AISC per zinc equivalent payable pound of $0.78 (2019 - $0.79). Lower cash costs resulted from lower operating cost per tonne combined with 9% higher equivalent zinc pounds. AISC per zinc equivalent payable pound for twelve-month period of 2020 was in-line with same period of 2019 as lower cash costs were offset by the increase in treatment and refining costs.

Bolivar’s cost of sales per copper equivalent payable pound was $1.14 (2019 - $2.03), cash cost per copper equivalent payable pound was $1.13 (2019 - $1.73), and AISC per copper equivalent

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

(In thousands of United States dollars, unless otherwise stated)

payable pound was $1.88 (2019 - $2.86). Lower unit costs at Bolivar were a result of the 48% increase in copper equivalent pound sold during 2020 as compared to 2019.

Cusi’s cost of sales per silver equivalent payable ounce was $17.92 (2019 - $13.35), cash cost per silver equivalent payable ounce was $16.62 (2019 - $21.38), and AISC per silver equivalent payable ounce was $25.26 (2019 - $30.89). Costs were lower during the year due to lower contractor costs related to underground development. Silver equivalent ounces sold during 2020 were 5% higher than 2019, despite the loss of production during the care and maintenance period, as silver and gold grades increased in Q4 2020.

Non-Cash Depletion, Depreciation and Amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 2020 of $41.7 million compared to $36.1 million for the same period in 2019.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $8.5 million for 2020 (2019 - $10.3 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $20.3 million in 2020 compared to $19.5 million in 2019. The 4% increase in general and administrative costs in 2020 compared to 2019 resulted mainly from increase in salaries and benefits, and insurances offset by a decrease in non-cash stock-based compensation.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $97.0 million during 2020 (2019: $65.3 million) which includes $59.7 million (2019: $60.2 million) from the Peruvian operations and $40.9 million (2019: $9.2 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues and lower operating costs per tonne at the Yauricocha and Bolivar mines. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

The following tables display selected annual financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2020	$	$	$	$	$
Revenue (1)	146,941	81,762	18,185	-	246,888

Production cost of sales	(70,660)	(37,319)	(15,670)	-	(123,649)
Depletion of mineral property	(8,503)	(3,873)	(2,063)	-	(14,439)
Depreciation and amortization of property, plant and equipment	(13,455)	(10,320)	(3,440)	-	(27,215)
Cost of sales	(92,618)	(51,512)	(21,173)	-	(165,303)
Gross profit (loss) from mining operations	54,323	30,250	(2,988)	-	81,585
Net income (loss) from operations	17,133	19,322	(4,198)	(4,866)	27,391
Adjusted EBITDA	59,661	38,442	2,498	(3,619)	96,982

Income Taxes

The Company recorded current tax expense of $20.5 million for 2020 compared to $17.4 million in 2019. The increase was the result of the higher taxable income generated during the year.

During 2020, the Company recorded a deferred tax expense of $2.1 million compared to $4.9 million deferred tax recovery in 2019. The deferred tax expense, partially related to the weakening of the Peruvian Soles and Mexican Pesos during the year, was net of deferred tax recovery of $2.6 million for the non-cash recovery associated with the acquisition of Corona which has decreased period over period, in line with the non-cash depletion charge mentioned previously.

Adjusted Net Income Attributable to Shareholders (1)

Adjusted net income attributable to shareholders (1) of $29.6 million, or $0.18 per share, for 2020 was higher than the adjusted net income of $13.9 million, or $0.09 per share for 2019. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income

Total comprehensive income (“TCI”) for 2020 was $27.5 million compared to TCI of $10.0 million in 2019. TCI includes a foreign currency gain of $0.1 million for 2020 (2019 - $0.7 million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Cash Flows

Cash flow generated from operations before movements in working capital of $99.0 million for 2020 increased compared to $66.4 million in 2019. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized, attributable to lower operating costs.

Net cash flow of $(34.2) million (2019 - $(54.6) million) used in investing activities during 2020 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico, net of proceeds of equipment sale in Peru for $0.9 million (2019 - $nil) and proceeds of an insurance claim related to damage to fresh water dam in Mexico.

A breakdown of the Company’s capital expenditures of $36.0 million during the year ended December 31, 2020 is presented in the following table:

12M 2020 Capital Expenditures by Mine
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$1,122	$2,279	$220	$3,621
Development	$4,387	$3,612	$967	$8,966
Investment in Equipment	$4,879	$1,446	$1,345	$7,670
Mascota Shaft / Central Shaft	$1,064	$-	$-	$1,064
Concentrator Plant Improvements	$1,416	$1,147	$799	$3,362
Ventilation	$813	$-	$-	$813
Tailings dam	$94	$1,282	$1,542	$2,918
Other	$687	$1,081	$291	$2,059
Yauricocha Shaft	$731	$-	$-	$731
Ramp Lv 720 Mascota - Esperanza	$876	$-	$-	$876
Mine Camp	$2,256	$-	$-	$2,256
Other Concessions	$-	$1,636	$-	$1,636
	$18,325	$12,483	$5,164	$35,972

Net cash flow of $28.5 million during 2020 mainly due to $67.0 million of operating cash flows after taxes and changes in working capital, offset by $34.2 million of cash used in investing activities and interest payment of $4.1 million on the senior secured credit facility.

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

(In thousands of United States dollars, except per share	2020				2019
amounts)	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Revenues	76,218	73,211	41,901	55,558	64,634	64,551	50,673	49,180
Adjusted EBITDA	31,127	37,186	12,595	16,074	19,104	21,554	12,558	12,041
Adjusted net income attributable to shareholders	8,638	18,377	1,344	1,210	7,228	4,115	1,645	886
Net income (loss) attributable to shareholders	7,603	17,531	154	(1,869)	4,534	1,779	(158)	(1,724)
Basic and diluted earnings (loss) per share ($)	0.04	0.11	-	(0.01)	0.03	0.01	-	(0.01)

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Three months ended December 31, 2020 (compared to the three months ended December 31, 2019)

Net income attributable to shareholders for Q4 2020 was $7.6 million, or $0.04 per share (basic and diluted), compared to net income of $4.5 million, or $0.03 per share (basic and diluted) for the same period in 2019. The major differences between these periods are explained below.

Revenues

Revenues from metals payable from the Yauricocha Mine in Peru were $45.2 million for Q4 2020 compared to $42.2 million in Q4 2019. Revenues for Q4 2020 were higher compared to revenues for Q4 2019 mainly due to the increase in average realized prices for all metals except lead. The increase in metal prices more than compensated for the increase in treatment and refining costs and lower quantities of metal sales resulting from lower throughput and grades during Q4 2020 as compared to Q4 2019.

Revenue from metals payable from the Bolivar mine was $23.1 million for Q4 2020, compared to $20.0 million for the same period in 2019, driven higher mainly by the 23% increase in realized prices for copper.

Revenues generated at the Cusi Mine for Q4 2020 were $7.9 million compared to $2.8 million for Q4 2019. Higher revenues in Cusi for Q4 2020 was a combined result of 35% higher throughput, 33% higher silver grades and 39% higher realized silver prices as compared to the same quarter of 2019.

The following table shows the Company’s realized selling prices for each quarter in 2020 and 2019:

Realized Metal Prices	2020				2019
(In US dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver (oz)	$24.30	$24.89	$16.59	$16.57	$17.42	$17.28	$14.88	$15.57
Copper (lb)	$3.32	$2.97	$2.40	$2.53	$2.69	$2.63	$2.75	$2.85
Lead (lb)	$0.89	$0.85	$0.76	$0.80	$0.92	$0.94	$0.85	$0.94
Zinc (lb)	$1.22	$1.08	$0.89	$0.93	$1.07	$1.06	$1.20	$1.23
Gold (oz)	$1,859	$1,916	$1,722	$1,585	$1,506	$1,481	$1,323	$1,305

Yauricocha’s cost of sales per copper equivalent payable pound was $1.21 (Q4 2019 - $1.11), cash cost per copper equivalent payable pound was $1.16 (Q4 2019 - $1.17), and AISC per copper equivalent payable pound of $2.47 (Q4 2019 - $2.11). Lower cost of sales per pound resulted from a 17% decrease in the number of copper equivalent pound sold during the quarter as compared to the same quarter of 2019. Cash cost per copper equivalent pound for Q4 2020 was in line with Q4 2019, as the decrease in cash costs was offset by the decrease in copper equivalent pound sold. AISC per copper equivalent pound sold increase 17% also due to the decrease in copper equivalent pound sold, as lower cash costs and sustaining capital costs were offset by higher treatment and refining costs.

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.44 (Q4 2019 - $0.44), cash cost per zinc equivalent payable pound was $0.42 (Q4 2019 - $0.46), and AISC per zinc equivalent payable pound of $0.91 (Q4 2019 - $0.83). In line cost of sales per pound and lower cash costs per pound for Q4 2020 as compared Q4 2019 resulted from the decrease in costs despite an 11% decrease in the number of zinc equivalent pound sold during Q4 2020. Lower quantity of zinc equivalent pound sold also resulted in 9% higher AISC per zinc equivalent pound during the quarter.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Bolivar’s cost of sales per copper equivalent payable pound was $1.36 (Q4 2019 - $2.44), cash cost per copper equivalent payable pound was $1.35 (Q4 2019 - $2.06), and AISC per copper equivalent payable pound was $2.34 (Q4 2019 - $2.92) for Q4 2020. AISC per copper equivalent payable pound decreased during Q4 2020 compared to Q4 2019, despite higher sustaining capital during the quarter, due to a 50% increase in the number of copper equivalent ounces sold.

Cusi’s cost of sales per silver equivalent payable ounce was $14.98 (Q4 2019 - $25.29), cash cost per silver equivalent payable ounce was $15.70 (Q4 2019 - $42.12), and AISC per silver equivalent payable ounce was $28.18 (Q4 2019 - $56.84) for Q4 2020. Unit costs decreased at Cusi due to the 155% increase in the silver equivalent ounces sold as compared to the same quarter of 2019.

Non-Cash Depletion, Depreciation and Amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q4 2020 of $12.6 million compared to $9.2 million for the same period in 2019.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.3 million for Q4 2020 compared to $2.7 million for the same period in 2019. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.7 million for Q4 2020, slightly higher than $5.3 million for Q4 2019.

Adjusted EBITDA

Adjusted EBITDA(1) for Q4 2020 increased by 63% to $31.1 million as compared to the $19.1 million in Q4 2019. The increase in adjusted EBITDA was a result of higher revenues during the quarter combined with lower operating cost per tonne at Yauricocha (17%), Bolivar (7%) and Cusi (30%) as compared to the same quarter of 2019.

Income Taxes

The Company recorded current tax expense of $9.0 million for Q4 2020 compared to $5.2 million in Q4 2019. Current taxes increased due to higher net income during the quarter as compared to same quarter of the prior year.

During Q4 2020, the Company recorded a deferred tax expense of $0.4 million compared to a deferred tax recovery of $3.4 million in Q4 2019.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Adjusted Net Income Attributable to Shareholders

The Company recorded an adjusted net income of $8.7 million for Q4 2020 compared to $7.2 million for Q4 2019. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income

TCI for Q4 2020 was $9.9 million compared to TCI of $6.5 million for the same period in 2019. TCI includes a foreign currency gain of $0.6 million in Q4 2020 (Q4 2019 - $0.5 million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at December 31, 2020 and December 31, 2019:

(000's)	December 31, 2020	December 31, 2019
Cash and cash equivalents	$71,473	$42,980
Working capital	$70,885	$49,922
Total assets	$439,592	$411,447

Debt (net of financing fees)	$99,383	$99,814
Total liabilities	$199,384	$199,428

Equity attributable to owners of the Company	$201,000	$176,783

Cash and cash equivalents of $71.5 million and working capital of $70.9 million as at December 31, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents increased during 2020 due to $67.0 million of operating cash flows after taxes and changes in working capital being offset by cash used in financing activities of $34.2 million and interest payment of $4.1 million.

Trade and other receivables include $5.9 million (December 31, 2019 - $9.2 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2021 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at December 31, 2020.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	December 31, 2020	December 31, 2019
Senior Secured Corporate Facility with BCP(1)	$100,000	$99,383	$99,814
Total Debt		$99,383	$99,814

Less cash balances		$71,473	$42,980
Net Debt		$27,910	$56,834

(1) See consolidated financial statements as at December 31, 2020 for details of each loan and credit facility.

Outstanding Shares

The authorized share capital at December 31, 2020 was an unlimited number of common shares without par value. As at March 15, 2021, the Company had 162.8 million shares issued and outstanding (December 31, 2019 – 162.1 million shares issued and outstanding).

As at December 31, 2020, there were 1,409,058 RSUs outstanding at a weighted average fair value of C$1.57.

As at March 15, 2021 there are 1,409,058 RSUs outstanding at a weighted average fair value of C$1.57.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

Financial Risk Management

The Company is exposed to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The aim of the Company’s overall risk management strategy is to reduce the potential adverse effect that these risks may have on the Company’s financial position and results.

The Company’s Board of Directors has overall responsibility and oversight of management’s risk management practices. Risk management is carried out under policies approved by the Board of Directors. The Company may from time to time, use foreign exchange contracts, future and forward contracts to manage its exposure to fluctuations in foreign currency and metals prices. The Company does not ordinarily enter into hedging arrangements to cover long term commodity price risk unless it has the obligation to do so under a credit facility, which would be approved by the Board of Directors.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

(a)    Market Risk

(i)     Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company’s sales of silver, copper, lead and zinc are denominated in United States dollars and the Company’s costs are incurred in Canadian dollars, United States dollars, Mexican pesos and Peruvian Nuevo Soles. The United States dollar is the functional currency of the Peruvian and Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables, accounts payable and other liabilities that are subject to currency risk.

The following are the most significant areas of exposure to currency risk:

	December 31, 2020
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total $
Cash and cash equivalents	179	1,706	1,625	3,510
Income tax and other receivables	39	13,371	723	14,133
	218	15,077	2,348	17,643

Accounts payable and other liabilities	(885)	(27,009)	(16,438)	(44,332)

Total	(667)	(11,932)	(14,090)	(26,689)

	December 31, 2019
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total $
Cash and cash equivalents	113	73	2,473	2,659
Income tax and other receivables	45	13,262	1,683	14,990
	158	13,335	4,156	17,649

Accounts payable and other liabilities	(724)	(30,208)	(15,357)	(46,289)

Total	(566)	(16,873)	(11,201)	(28,640)

The Company manages and monitors this risk with the objective of mitigating the potential adverse effect that fluctuations in currencies against the Canadian dollar and US dollar could have on the Company’s Consolidated Statement of Financial Position and Consolidated Statement of income (loss). As at December 31, 2020, the Company has not entered into any derivative contracts to mitigate this risk.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

A 10% appreciation in the US dollar exchange rate against the Peruvian Nuevo Soles and the Mexican Peso based on the financial assets and liabilities held at December 31, 2020, with all the other variables held constant, would have resulted in an increase to the Company’s net income of $1,965 (increase in income in 2019 of $2,053).

A 10% appreciation in the Canadian dollar exchange rate against the US dollar based on the financial assets and liabilities held at December 31, 2020 and 2019, with all the other variables held constant, would have resulted in a negligible impact to the Company’s net income (loss).

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its loans payable (note 10). The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. The weighted average interest rate paid by the Company during the year ended December 31, 2020 on its loans and notes payable in Peru was 4.07% (2019 – 5.58%). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $708 (2019 - $690).

(iii)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market.

As at December 31, 2020 and 2019, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. Commodity price risk exists solely in Mexico as the Company fixes metal prices with the purchaser of its concentrates for specific sales for which concentrates have been delivered. The Company’s exposure to commodity price risk is as follows:

	2020	2019
Commodity	$	$
10% decrease in silver prices	(471)	(97)
10% decrease in copper prices	(743)	-
10% decrease in zinc prices	(354)	-
10% decrease in lead prices	(105)	-
10% decrease in gold prices	(928)	(323)

As at December 31, 2020 and 2019, the Company did not have any forward contracts outstanding.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they fall due. The Company has in place planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company tries to ensure that it has sufficient committed credit facilities to meet its short-term operating needs.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities and undiscounted cash flows as at December 31, 2020 of the Company’s financial liabilities and operating and capital commitments:

	Within 1 year	1-2 years	3-5 years	After 5 years	As at December 31,
					2020
	$	$	$	$	$
Accounts payable and accrued liabilities	30,317	-	-	-	30,317
Loans payable	18,750	25,000	56,250	-	100,000
Interest on loans payable	3,334	2,513	2,464	-	8,311
Asset retirement obligations	1,284	4,816	4,819	14,321	25,240
Other liabilities	7,562	2,207	-	-	9,769
Total Commitments	61,247	34,536	63,533	14,321	173,637

In the opinion of management, the working capital at December 31, 2020, together with future cash flows from operations and available loan facilities, is sufficient to support the Company’s commitments through 2021.

(c)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. The Company sells its concentrate to large international organizations. The Company is exposed to significant concentration of credit risk given that all of its revenues from Peru and Mexico were from two customers at each of the locations. At December 31, 2020 and 2019 the Company has not recorded an allowance against trade receivables because it is confident that all of the balances will be collected in full when due and there have not been any issues collecting balances owed to the Company in the past.

The Company’s policy is to keep its cash and cash equivalents only with highly rated financial institutions and to only invest in government securities. The Company considers the risk of loss associated with cash and cash equivalents to be low. The counterparty to the financial asset is a large international financial institution with strong credit ratings and thus the credit risk is considered to be low.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

11.	OTHER RISKS AND UNCERTAINTIES

Foreign Operations

The Company currently conducts foreign operations and has exploration properties in Peru and Mexico, and as such is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on operations or profitability.

The Company currently has no political risk insurance coverage against these risks. The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental Regulation

The Company’s activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company’s top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Exploration, Development and Mining Risk

Sierra’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding, mud-rushes and other conditions involved in the drilling, mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are also subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Loan Repayment Risk

The Company’s ability to repay its loans depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs however the Company cannot assure you that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. These factors include, but are not limited to: commodity price fluctuations; actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Title Risk

Although the Company believes that it has exercised commercially reasonable due diligence with respect to determining title to properties that it owns or controls, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.

Permit Risk

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Estimates of Mineralized Materials are Subject to Geologic Uncertainty and Inherent Sample Variability

Although the estimated resources have been delineated with appropriately spaced drilling and sampling, both underground and surface, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Estimates of mineralized material constitute forward-looking information, which is inherently subject to variability. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Mineral Resources

Although the Company’s reported mineral resources have been carefully prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the economic value of mineral reserves and mineral resources may vary depending on, among other things, metal prices.

Insurance Risk

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Competitive Risk

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Sierra’s Common Shares may Experience Price Volatility

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, as well as market perceptions of the attractiveness of particular industries. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global Financial Risk

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Reliance on Key Personnel and Labour Relations

The Company’s operations are dependent on the abilities, experience and efforts of key personnel. If any of these individuals were to be unable or unwilling to continue to provide their services to the Company, there may be a material adverse effect on the Company’s operations. The Company’s success is dependent upon its ability to attract and retain qualified employees and personnel to meet its needs from time to time. The Company may be negatively impacted by the availability and potential increased costs that may be associated with experienced key personnel and general labour. Sierra’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at any of Sierra’s operations could lead to delayed revenues, increased costs and delayed operation cash flows. As a result, prolonged labor disruptions at any of Sierra’s operations could have a material adverse impact on its operations as a whole.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Biological hazards (COVID-19)

The Company faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business has been and could continue to be adversely impacted by the effects of COVID-19 or other pandemics or epidemics (see “General Development of the Business – 2020”). In December 2019, the COVID-19 virus emerged in China and has now spread around the world, including Canada, Mexico and Peru, and infections have been reported globally. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak. In particular, the prevalence of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations. There can be no assurance that the Company’s personnel will not be impacted by COVID-19 and other such pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. Further, additional outbreaks of COVID-19 could result in a worsening global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

In 2009, a personal action was filed in Mexico against Dia Bras Mexicana S.A de C.V “DBM” by an individual, Ambrosio Bencomo Muñoz, as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. On November 3, 2014, the Sixth Civil Court of Chihuahua ruled against the plaintiff, noting that the legal route by which the plaintiff presented his claim was not admissible. On February 17, 2017 the State Court issued a ruling dismissing the arguments of the plaintiff.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Carlos Emilio Seijas Bencomo, a relative of Ambrosio Bencomo Casavantes and Ambrosio Bencomo Muñoz, following the steps of the Ambrosio lawsuit, filed a similar personal action to claim annulment and revocation of the purchase of the two mining concessions. In May 31, 2019, the Second Federal Civil Court issued a resolution ordering: a) the annulment and revocation of the purchase agreement of the two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V., and b) the payment of a sum of money pending to be defined by concept of restitution of the benefits of those two mining concessions. In June 2019, a Federal Court in Chihuahua granted Sierra Metals a suspension of this adverse resolution. On January 14, 2021, the Third Federal Collegiate Court of Civil and Labor Matters of the Seventeenth Circuit in Chihuahua issued a resolution on the appeal (writ of amparo) presented by the Company, declaring the adverse ruling as void and ordered the lower court to issue a new resolution. On March 12, 2021, the first Civil Court of Chihuahua complied with the order of the Collegiate Court absolving DBM of all claims raised by the plaintiff. While the plaintiff has fifteen days to appeal against this judgement, the Company believes that this new development has reduced the possibilities of reversal of the March 12, 2021 ruling.

12.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS Reconciliation of Adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the consolidated financial statements for the three months and years ended December 31, 2020 and 2019:

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

	Three Months Ended		Twelve Months Ended
(In thousands of United States dollars)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net income	$9,348	$6,016	$27,391	$9,417

Adjusted for:
Depletion and depreciation	12,390	9,177	41,654	36,084
Interest expense and other finance costs	882	1,672	4,293	5,078
NRV adjustments on inventory	32	-	1,248	-
Share-based payments	203	353	668	1,174
Foreign currency exchange and other provisions	(1,151)	59	(1,022)	976
Derivative loss/(gains)	37	-	(904)	-
Legal settlement and related charges	-	-	1,068	-
Income taxes	9,386	1,827	22,586	12,528
Adjusted EBITDA	$31,127	$19,104	$96,982	$65,257

Non-IFRS Reconciliation of Adjusted Net Income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the consolidated financial statements for the three months and years ended December 31, 2020 and 2019:

	Three Months Ended		Twelve Months Ended
(In thousands of United States dollars)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net income (loss) attributable to shareholders	$7,603	$4,534	$23,419	$4,431
Non-cash depletion charge on Corona's acquisition	2,311	2,655	8,503	10,344
Deferred tax recovery on Corona's acquisition depletion charge	-	(373)	(2,163)	(3,051)
Share-based compensation	203	353	668	1,174
Legal settlement and related charges	-	-	1,068	-
Foreign currency exchange loss (gain)	(1,516)	59	(1,022)	976
Derivative gains	37	-	(904)	-
Adjusted net income attributable to shareholders	$8,638	$7,228	$29,569	$13,874

Cash Cost per Silver Equivalent Payable Ounce, Copper Equivalent Payable Pound, and Zinc Equivalent Payable Pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

All-in Sustaining Cost per Silver Equivalent Payable Ounce, Copper Equivalent Payable Pound, and Zinc Equivalent Payable Pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s consolidated statement of income for the three months and years ended December 31, 2020 and 2019:

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

		Three months ended				Three months ended
(In thousand of US dollars, unless stated)		December 31, 2020				December 31, 2019
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		25,764	15,033	6,771	47,568	26,873	13,525	6,595	46,993
Reverse: Workers Profit Sharing		(657)	-	-	(657)	(755)	-	-	(755)
Reverse: D&A/Other adjustments		(6,871)	(4,110)	(1,632)	(12,613)	(3,753)	(2,430)	(1,182)	(7,365)
Reverse: Variation in Finished Inventory		1,242	(696)	(276)	270	1,949	(1,106)	(280)	563
Total Cash Cost		19,478	10,227	4,863	34,568	24,314	9,989	5,133	39,436
Tonnes Processed		311,946	383,607	82,683	778,236	321,701	348,434	61,365	731,500
Cash Cost per Tonne Processed	US$	62.44	26.66	58.81	44.42	75.58	28.67	83.64	53.91

		Year ended				Year ended
(In thousand of US dollars, unless stated)		December 31, 2020				December 31, 2019
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		92,618	51,512	21,173	165,303	100,317	48,340	22,619	171,276
Reverse: Workers Profit Sharing		(2,879)	-	-	(2,879)	(3,170)	-	-	(3,170)
Reverse: D&A/Other adjustments		(22,994)	(14,599)	(6,636)	(44,229)	(21,026)	(10,274)	(4,784)	(36,084)
Reverse: Variation in Finished Inventory		(2,341)	(902)	498	(2,745)	3,034	(713)	309	2,630
Total Cash Cost		64,404	36,011	15,035	115,450	79,155	37,353	18,144	134,652
Tonnes Processed		1,117,860	1,480,588	230,429	2,828,877	1,116,919	1,269,697	285,236	2,671,853
Cash Cost per Tonne Processed	US$	57.61	24.32	65.25	40.81	70.87	29.42	63.61	50.37

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months and years ended December 31, 2020 and 2019:

Yauricocha:

YAURICOCHA		Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cash Cost per zinc equivalent payable pound
Total Cash Cost		19,478	24,314	64,404	79,155
Variation in Finished inventory		(1,242)	(1,949)	2,341	(3,034)
Total Cash Cost of Sales		18,236	22,365	66,745	76,121
Treatment and Refining Charges		12,904	8,209	45,761	27,574
Selling Costs		1,212	1,508	4,785	4,746
G&A Costs		2,631	2,554	9,072	8,817
Sustaining Capital Expenditures		3,966	5,618	12,718	12,892
All-In Sustaining Cash Costs		38,949	40,254	139,081	130,150
Silver Equivalent Payable Ounces (000's)		2,155	2,948	8,952	11,306
Cost of Sales		19,087	21,129	70,660	79,339
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.86	7.17	7.89	7.02
Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.46	7.59	7.46	6.73
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.08	13.65	15.54	11.51
Copper Equivalent Payable Pounds (000's)		15,770	19,089	65,827	67,975
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.21	1.11	1.07	1.17
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.16	1.17	1.01	1.12
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.47	2.11	2.11	1.91
Zinc Equivalent Payable Pounds (000's)		42,914	48,213	178,946	164,390
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.44	0.44	0.39	0.48
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.42	0.46	0.37	0.46
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.91	0.83	0.78	0.79

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three months and years ended December 31, 2020 and 2019:

Bolivar:

BOLIVAR		Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cash Cost per copper equivalent payable pound
Total Cash Cost		10,227	9,989	36,011	37,353
Variation in Finished inventory		696	1,106	902	713
Total Cash Cost of Sales		10,923	11,095	36,913	38,066
Treatment and Refining Charges		2,302	1,999	7,297	6,603
Selling Costs		1,430	1,093	4,534	4,007
G&A Costs		1,748	1,370	5,763	4,035
Sustaining Capital Expenditures		2,562	190	6,718	10,288
All-In Sustaining Cash Costs		18,965	15,747	61,225	62,999
Silver Equivalent Payable Ounces (000's)		1,105	834	4,439	3,702
Cost of Sales		11,021	13,191	37,319	44,721
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	9.97	15.82	8.41	12.08
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.88	13.30	8.32	10.28
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	17.16	18.88	13.79	17.02
Copper Equivalent Payable Pounds (000's)		8,089	5,398	32,644	22,054
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.36	2.44	1.14	2.03
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.35	2.06	1.13	1.73
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.34	2.92	1.88	2.86
Zinc Equivalent Payable Pounds (000's)		22,012	13,572	88,741	53,035
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.50	0.99	0.42	0.85
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.50	0.83	0.42	0.72
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.86	1.18	0.69	1.19

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months and years ended December 31, 2020 and 2019:

Cusi:

CUSI		Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cash Cost per silver equivalent payable ounce
Total Cash Cost		4,863	5,133	15,035	18,144
Variation in Finished inventory		276	280	(498)	(309)
Total Cash Cost of Sales		5,139	5,413	14,537	17,835
Treatment and Refining Charges		1,093	448	2,350	1,775
Selling Costs		377	347	876	987
G&A Costs		320	301	861	886
Sustaining Capital Expenditures		2,295	770	3,462	4,282
All-In Sustaining Cash Costs		9,224	7,279	22,086	25,765
Silver Equivalent Payable Ounces (000's)		327	129	874	834
Cost of Sales		4,903	3,250	15,670	11,132
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	14.98	25.29	17.92	13.35
Cash Cost per Silver Equivalent Payable Ounce	(US$)	15.70	42.12	16.62	21.38
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	28.18	56.64	25.26	30.89
Copper Equivalent Payable Pounds (000's)		2,396	832	6,430	5,058
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.05	3.91	2.44	2.20
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.15	6.51	2.26	3.53
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.85	8.75	3.43	5.09
Zinc Equivalent Payable Pounds (000's)		6,519	2,092	17,481	12,229
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.75	1.55	0.90	0.91
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.79	2.59	0.83	1.46
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.41	3.48	1.26	2.11

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Consolidated:

CONSOLIDATED		Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Total Cash Cost of Sales		34,298	38,873	118,195	132,022
All-In Sustaining Cash Costs		67,138	63,280	222,393	218,914
Cost of Sales		35,011	37,570	123,649	135,192
Silver Equivalent Payable Ounces (000's)		3,587	3,911	14,265	15,842
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	9.76	9.61	8.67	8.53
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.56	9.94	8.29	8.33
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.72	16.18	15.59	13.82
Copper Equivalent Payable Pounds (000's)		26,254	25,319	104,901	95,087
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.33	1.48	1.18	1.42
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.31	1.54	1.13	1.39
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.56	2.50	2.12	2.30
Zinc Equivalent Payable Pounds (000's)		71,445	63,877	285,169	229,654
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.49	0.59	0.43	0.59
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.48	0.61	0.41	0.57
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.94	0.99	0.78	0.95

Additional Non-IFRS Measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

·	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

13.	related party transactions

During the year ended December 31, 2020, the Company recorded consulting fees of $200 (2019 - $200) to companies related by common directors or officers. Related party transactions occurred in the normal course of business.

(a)	Compensation of Directors and Key Management Personnel

The remuneration of the Company’s directors, officers and other key management personnel during the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	$	$
Salaries and other short term employment benefits	2,289	3,304
Share-based payments (1)	496	1,581
Total compensation	2,785	4,885

(1) calculated at fair value on day of the grant

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

(b)	Principal Subsidiaries

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The principal subsidiaries of the Company and their geographical locations as at December 31, 2020 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México
Asesores Administrativos Y de Recursos Humanos, S.A. de C.V	100%	México

[1]	The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant Accounting Judgments and Estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2020 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

(a)	Impairment Review of Asset Carrying Values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at December 31, 2020, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

(b)	Mineral Reserves and Resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with NI 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

As indicated earlier, in accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have not been disclosed in this document. The Mineral Resources reported herein reflect the resources as at the effective dates of each mine’s Reserves and Resources update reduced by depletion until December 31, 2020.

(c)	Deferred Tax Assets and Liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

(d)	Decommissioning and Restoration Liabilities Costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

15.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at December 31, 2020.

16.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure Controls and Procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2020, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Controls Over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2020 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in Internal Controls Over Financial Reporting

There have been no changes in ICFR during the three months ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form completed for the year end December 31, 2020 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020
(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.